SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

March 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 4 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,726,151
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,726,151
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,726,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

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EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”) as amended on March 9, 2012 (“Amendment No. 1”), March 26, 2012 (“Amendment No.2”) and November 5, 2013 (“Amendment No. 3”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 4 relates to the common stock, par value $0.01 per share (“Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

On March 11, 2014, BRH II Sub made a pro rata distribution in-kind of 1,725,311 shares of Common Stock to the Reporting Person.  By virtue of this distribution, the Reporting Person no longer beneficially owns any shares of Common Stock held by BRH II Sub, and therefore no longer may be deemed to be a member of a “group” with the Other Filers.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of this Schedule 13D is hereby amended in its entirety as follows:

(a)-(b)  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 57,740,516 shares of Common Stock reported by the Company as outstanding as of February 28, 2014 as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2014.

As of the close of business on March 11, 2014, the Reporting Person has sole voting and investment power with respect to 1,726,151 shares of Common Stock representing beneficial ownership of 3.0% of the shares of Common Stock outstanding.

(c) Item 4 of this Amendment No. 4 is incorporated by reference. Except as otherwise described in Item 4 of this Amendment No. 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(e) As of March 11, 2014, the Reporting Person could no longer be deemed to be a beneficial owner of more than five percent (5%) of the shares of Common Stock outstanding.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2014	FUTURE FUND BOARD OF GUARDIANS By: /s/ Paul Mann Name: Paul Mann Title: Authorized Signatory By: /s/ Barry Brakey Name: Barry Brakey Title: Authorized Signatory